# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Health In Tech, Inc., CIK 0002019505
CUSIP: 42217D102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 701 S. Colorado Ave, Suite 1, Stuart, Florida (FL), 34994
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-25-013170
Filed by CIK 0002056464

## Reporting persons
- Zhong Yang Securities Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Note to Item 9: Zhong Yang Securities Limited does not hold any Class A Common Stock as of the date hereof.

## Item 1. Issuer
Name of issuer: Health In Tech, Inc.
Address of issuer's principal executive offices: 701 S. Colorado Ave, Suite 1, Stuart, FL, 34994

## Item 2. Person Filing
Name of person filing: Zhong Yang Securities Limited
Address of principal business office or, if none, residence: Room 1101,118 Connaught Road West, Hong Kong.
Citizenship: Hong Kong, the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 shares of Class A Common Stock
Percent of class: Zhong Yang Securities Limited: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Zhong Yang Securities Limited: /s/ Kai Fai Yuen, Kai Fai Yuen, Director (02/27/2025)